UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 1Q16 PASSENGER TRAFFIC UP 8.93% YOY

México D.F., April 25, 2016, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three-month period ended March 31, 2016.

1Q16 Highlights1:

•	EBITDA[2] increased by 23.74% to Ps.1,414.59 million
•	Total passenger traffic was up 8.93%
•	Total revenues increased by 15.63%, reflecting increases of 15.42% in aeronautical revenues and 28.88% in non-aeronautical revenues, partially offset by a decline of 25.90% in construction services revenues
•	Commercial revenues per passenger increased by 20.29% to Ps.99.35
•	Operating profit increased by 25.18%
•	EBITDA margin was 68.10% compared with 63.63% in 1Q15

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 73.14% compared with 71.31% in 1Q15

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three-month period ended March 31, 2016, and the equivalent three-month period ended March 31, 2015. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.17.24.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 1Q16, Page 1 of 14

Passenger Traffic

1Q16 total passenger traffic increased year-over-year by 8.93%, reflecting growth of 13.04% in domestic passenger traffic and 6.53% in international passenger traffic.

The 13.04% increase in domestic passenger traffic was driven by increases across most of ASUR’s airports, with the exception of Minatitlán and Villahermosa, where traffic declined 1.81% and 1.15%, respectively. The 6.53% growth in international passenger traffic resulted mainly from an increase of 6.92% in traffic at the Cancún airport.

Table I: Domestic Passengers (in thousands)

Airport	1Q15	1Q16	% Change
Cancún	1,171.2	1,363.6	16.43
Cozumel	21.3	32.6	53.05
Huatulco	116.2	121.3	4.39
Mérida	339.5	398.1	17.26
Minatitlán	55.2	54.2	(1.81)
Oaxaca	132.4	161.7	22.13
Tapachula	54.1	69.3	28.10
Veracruz	263.9	273.2	3.52
Villahermosa	277.8	274.6	(1.15)
TOTAL	2,431.6	2,748.6	13.04

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	1Q15	1Q16	% Change
Cancún	3,867.6	4,135.2	6.92
Cozumel	154.6	144.7	(6.40)
Huatulco	65.1	72.2	10.91
Mérida	29.2	38.6	32.19
Minatitlán	2.1	2.6	23.81
Oaxaca	17.4	17.5	0.57
Tapachula	2.7	2.8	3.70
Veracruz	19.2	18.1	(5.73)
Villahermosa	13.0	11.8	(9.23)
TOTAL	4,170.9	4,443.4	6.53

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 1Q16, Page 2 of 14

Table III: Total Passengers (in thousands)

Airport	1Q15	1Q16	% Change
Cancún	5,038.8	5,498.8	9.13
Cozumel	175.9	177.3	0.80
Huatulco	181.3	193.5	6.73
Mérida	368.7	436.7	18.44
Minatitlán	57.3	56.8	(0.87)
Oaxaca	149.8	179.2	19.63
Tapachula	56.8	72.1	26.94
Veracruz	283.1	291.3	2.90
Villahermosa	290.8	286.4	(1.51)
TOTAL	6,602.5	7,192.0	8.93

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q16

Total revenues for 1Q16 rose 15.63% year-over-year to Ps.2,077.35 million, mainly due to increases of:

•	15.42% in revenues from aeronautical services, mainly as a result of the 8.93% increase in passenger traffic; and

•	28.88% in revenues from non-aeronautical services, principally reflecting the 31.00% increase in commercial revenues detailed below.

Revenues from construction services declined 25.90%, primarily as a result of lower capital expenditures and fewer investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues increased by 31.00% year-over-year in 1Q16, principally due to a 8.93% increase in total passenger traffic. There were increases in revenues from the following activities:

•	31.35% in retail operations;
•	31.72% in duty free;
•	72.16% in car rental revenues;
•	49.19% in other revenue;
•	16.43% in food and beverage operations;
•	32.13% in banking and currency exchange services;
•	16.48% in advertising;
•	16.42% in parking lot fees; and
•	12.03% in ground transportation.

ASUR 1Q16, Page 3 of 14

These increases were partially offset by a 9.98% decline in teleservices revenues.

                        Retail and Other Commercial Space Opened since March 31, 2015

Business Name	Type	Opening Date
Cancún
Kipling	Retail	June 2015
Banamex	Banking	August 2015
Banamex	Banking	August 2015
Gasolinera	Gas Station	September 2015
Roger Leather Boutique	Retail	December 2015
US$ 10 Store	Retail	December 2015
US$ 10 Store	Retail	December 2015
Coconut’s	Food & Beverage	December 2015
Starbucks Café	Food & Beverage	February 2016
The Kitchen Counter by Wolfgang Puck	Food & Beverage	March 2016
Mérida
Watch My Watch	Retail	September 2015
Veracruz
Sunglass Hut	Retail	December 2015
NLG Services	Salon Vip	March 2016
Star Island Café	Food & Beverage	March 2016
Johnny Rocket	Food & Beverage	March 2016
Cloe	Retail	March 2016
Oaxaca
Hertz	Car Rental	October 2015
Huatulco
Snack Bar	Food & Beverage	November 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 1Q16

	1Q15	1Q16	% Change
Total Passengers (‘000)	6,660	7,253	8.90
Total Commercial Revenues	550,065	720,570	31.00
Commercial revenues from direct operations (1)	126,908	128,609	1.34
Commercial revenues excluding directoperations	423,157	591,961	39.89

ASUR 1Q16, Page 4 of 14

	1Q15	1Q16	% Change
Total Commercial Revenue per Passenger	82.59	99.35	20.29
Commercial revenue from direct operations per passenger (1)	19.05	17.73	(6.93)
Commercial revenue per passenger (excluding direct operations)	63.54	81.62	28.45

Note: For purposes of this table, approximately 57,500 and 60,700 transit and general aviation passengers are included in
1Q15 and 1Q16, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space through April 30, 2015, when advertising sales were concessioned to a third party.

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 1Q16, ASUR recognized Ps.143.25 million in revenues from “Construction Revenues,” a year-on-year decrease of 25.90%, reflecting lower capital expenditures in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relate to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 1Q16 EBITDA Margin was 68.10% compared with 63.63% in 1Q15. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 73.14% in 1Q16 compared with 71.31% in 1Q15.

Total operating costs and expenses for 1Q16 rose 2.87% year-over-year, primarily due to the following increases:

•	10.78% in cost of services, mainly due to the opening of the Terminal 3 expansion, higher software license fees and maintenance expenses; the higher cost of sales derived from the convenience stores directly operated by ASUR also contributed to this increase;

•         23.79% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	19.54% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

ASUR 1Q16, Page 5 of 14

•	10.95% in depreciation and amortization, resulting mainly from capitalized investments; and

•	2.25% in administrative expenses, principally reflecting higher travel expenses and professional fees.

These increases were partially offset by a 25.90% decline in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period.

Excluding construction costs, operating costs and expenses rose 12.53% to Ps.647.91 million.

Table V: Operating Costs and Expenses for 1Q16

	1Q15	1Q16	% Change
Cost of Services	275,150	304,800	10.78
Administrative	51,367	52,524	2.25
Technical Assistance	60,187	74,505	23.79
Concession Fees	73,344	87,679	19.54
Depreciation and Amortization	115,725	128,399	10.95
Operating Costs and Expenses Excluding Construction Costs	575,773	647,907	12.53
Construction Costs	193,332	143,254	(25.90)
TOTAL	769,105	791,161	2.87

Operating margin for the quarter was 61.91% compared with 57.19% in 1Q15, principally reflecting a 15.63% increase in revenues.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 66.50% in 1Q16 compared with 64.09% in 1Q15.

Comprehensive Financing Gain (Loss) for 1Q16 was an Ps.18.58 million loss, compared to an Ps.18.48 million loss in 1Q15. Interest expenses rose by Ps.11.47 million during the period, principally as a result of the increase in interest rates. During 1Q16, ASUR reported a foreign exchange loss of Ps.23.35 million, reflecting a lower quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position, as compared to the Ps.35.18 million loss in 1Q15, which resulted from a higher quarterly average peso depreciation.

ASUR 1Q16, Page 6 of 14

Table VI: Comprehensive Financing Result (Cost)

	1Q15	1Q16	Change	% Change
Interest income	37,168	36,713	(455)	(1.22)
Interest expenses	(20,475)	(31,945)	(11,470)	56.02
Foreign exchange gain (loss), net	(35,177)	(23,349)	11,828	(33.62)
Total	(18,484)	(18,581)	(97)	0.52

In addition, in 1Q16, ASUR recognized a Ps.3.45 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the stockholders’ equity derived from the 0.07% appreciation of the peso against the U.S. dollar between the close of 4Q15 and the close of 1Q16.

Income (Loss) from Equity Investment in Joint Venture. During 1Q16, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.49.85 million. In addition, ASUR recorded a Ps.3.45 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the 0.07% appreciation of the peso against the U.S. dollar between the close of 4Q15 and the close of 1Q16. In 1Q15, ASUR reported a net gain of Ps.32.52 million from our equity in the income of Aerostar and a Ps.94.53 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 1Q16, total passenger traffic at SJU airport increased 2.52% to 2,349,929 from 2,292,085 in 1Q15.

Income Taxes for 1Q16 increased by Ps.91.86 million year-over-year, principally due to the following factors:

•	A Ps.70.51 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancún airports, as well as at Cancún Airport Services and taxable income at Huatulco airport; and

•         A Ps.22.57 million decline in deferred income taxes, largely reflecting the initial recognition of Ps.43.77 million in deferred income taxes at Huatulco Airport, which was partially offset by the effects of inflation in the fiscal tax balance.

Net income for 1Q16 increased by 24.73% to Ps.928.33 million, up from Ps.744.26 million in 1Q15. Earnings per common share for the quarter were Ps.3.0944 and earnings per ADS (EPADS) were US$1.7952 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.4809 and EPADS of US$1.4393 for the same period last year.

ASUR 1Q16, Page 7 of 14

The higher net income principally reflects the 8.93% increase in passenger traffic. During 1Q16, ASUR reported a Ps.49.85 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.32.52 million in the same period in 2015.

Table VII: Summary of Consolidated Results for 1Q16

	1Q15	1Q16	% Change
Total Revenues	1,796,601	2,077,355	15.63
Aeronautical Services	982,048	1,133,452	15.42
Non-Aeronautical Services	621,221	800,649	28.88
Commercial Revenues	550,065	720,570	31.00
Total Revenues Excluding Construction Revenues	1,603,269	1,934,101	20.63
Construction Revenues	193,332	143,254	(25.90)
Operating Profit	1,027,496	1,286,194	25.18
Operating Margin	57.19%	61.91%	8.25
Adjusted Operating Margin[1]	64.09%	66.50%	3.77
EBITDA	1,143,221	1,414,593	23.74
EBITDA Margin	63.63%	68.10%	7.01
Adjusted EBITDA Margin[2]	71.31%	73.14%	2.57
Net Income	744,261	928,334	24.73
Earnings per Share	2.4809	3.0944	24.73
Earnings per ADS in US$	1.4393	1.7952	24.73

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.17.24.

1.	Adjusted Operating Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q16 were Ps.1,437.99 million, resulting in an annual average tariff per workload unit of Ps.158.25. ASUR’s regulated revenues accounted for approximately 69.22% of total income for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On March 31, 2016, airport concessions represented 70.05% of the Company’s total assets, with current assets representing 14.56% and other assets representing 15.39%.

ASUR 1Q16, Page 8 of 14

Cash and cash equivalents on March 31, 2016, were Ps.2,945.61 million, an increase of 41.33% from the Ps.2,084.16 million recorded on March 31, 2015.

Shareholders’ equity at the close of 1Q16 was Ps.21,332.93 million and total liabilities were Ps.5,807.78 million, representing 78.60% and 21.39% of total assets, respectively. Deferred liabilities represented 26.36% of ASUR’s total liabilities.

Total bank debt at March 31, 2016 was Ps.3,696.92 million, including Ps.9.03 million in accrued interest and commissions.

ASUR’s Cancún airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 1Q16, ASUR made investments of Ps.156.73 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

1Q16 Earnings Conference Call

Day:	Tuesday, April 26, 2016
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-877-874-1588 (US & Canada) and 1-719-325-4786 (International & Mexico)
Access Code:	2754557
Please dial in 10 minutes before the scheduled start time.
Replay:	Tuesday, April 26, 2016 at 1:00 PM US ET, ending at midnight US ET on Tuesday, May 3, 2016. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 2754557.

ASUR 1Q16, Page 9 of 14

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q16, Page 10 of 14

Operating Results per Airport

Thousands of Mexican pesos

Item	1Q 2015	1Q 2015 Per Workload Unit	1Q 2016	1Q 2016 Per Workload Unit	3M 2015	FY 2015 Per Workload Unit	3M 2016	FY 2016 Per Workload Unit
Cancún (1)								
Aeronautical Revenues	734,778	143.7	850,307	153.3	734,778	143.7	850,307	153.3
Non-Aeronautical Revenues	559,110	109.4	732,651	132.1	559,110	109.4	732,651	132.1
Construction Services Revenues	107,706	21.1	104,598	18.9	107,706	21.1	104,598	18.9
Total Revenues	1,401,594	274.2	1,687,556	304.2	1,401,594	274.2	1,687,556	304.2
Operating Profit	818,861	160.2	1,038,463	187.2	818,861	160.2	1,038,463	187.2
EBITDA	889,714	174.0	1,118,729	201.7	889,714	174.0	1,118,729	201.7
Mérida								
Aeronautical Revenues	59,852	142.8	73,512	156.7	59,852	142.8	73,512	156.7
Non-Aeronautical Revenues	17,777	42.4	19,793	42.2	17,777	42.4	19,793	42.2
Construction Services Revenues	27,595	65.9	31,997	68.2	27,595	65.9	31,997	68.2
Other (2)	7	0.0	13	0.0	7	0.0	13	0.0
Total Revenues	105,231	251.1	125,315	267.2	105,231	251.1	125,315	267.2
Operating Profit	31,020	74.0	40,861	87.1	31,020	74.0	40,861	87.1
EBITDA	39,987	95.4	50,528	107.7	39,987	95.4	50,528	107.7
Villahermosa								
Aeronautical Revenues	38,851	129.5	40,387	137.4	38,851	129.5	40,387	137.4
Non-Aeronautical Revenues	14,079	46.9	15,849	53.9	14,079	46.9	15,849	53.9
Construction Services Revenues	10,761	35.9	1,770	6.0	10,761	35.9	1,770	6.0
Other (2)	18	0.1	14	0.0	18	0.1	14	0.0
Total Revenues	63,709	212.4	58,020	197.3	63,709	212.4	58,020	197.3
Operating Profit	24,371	81.2	25,446	86.6	24,371	81.2	25,446	86.6
EBITDA	30,845	102.8	32,388	110.2	30,845	102.8	32,388	110.2
Other Airports (3)								
Aeronautical Revenues	148,567	161.5	169,246	172.0	148,567	161.5	169,246	172.0
Non-Aeronautical Revenues	30,255	32.9	32,356	32.9	30,255	32.9	32,356	32.9
Construction Services Revenues	47,270	51.4	4,889	5.0	47,270	51.4	4,889	5.0
Other (2)	48	0.1	36	0.0	48	0.1	36	0.0
Total Revenues	226,140	245.8	206,527	209.9	226,140	245.8	206,527	209.9
Operating Profit	69,574	75.6	89,475	90.9	69,574	75.6	89,475	90.9
EBITDA	98,403	107.0	120,504	122.5	98,403	107.0	120,504	122.5
Holding & Service companies (4)

ASUR 1Q16, Page 11 of 14

ASUR 1Q16, Page 12 of 14

ASUR 1Q16, Page 13 of 14

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Cash Flow as of March 31, 2016 and 2015

Thousands of Mexican pesos

Related	3M 2015	3M 2016	% Change	1Q 2015	1Q 2016	% Change
Operating Activities						
Income Before Income Taxes	**1,041,537**	**1,317,468**	**26**	**1,041,537**	**1,317,468**	**26**
Items Related with Investing Activities:						
Depreciation and Amortization	115,725	128,399	11	115,725	128,399	11
Income from Results of Joint Venture Accounted by the Equity Method	(32,525)	(49,855)	53	(32,525)	(49,855)	53
Interest Income	(37,168)	(36,713)	(1)	(37,168)	(36,713)	(1)
Foreign Exchange Gain (loss), net	59,145	(1,322)	(102)	59,145	(1,322)	(102)
Sub-Total	**1,146,714**	**1,357,977**	**18**	**1,146,714**	**1,357,977**	**18**
Increase in Trade Receivables	(99,579)	(164,834)	66	(99,579)	(164,834)	66
Decrease in Recoverable Taxes and other Current Assets	141,015	88,316	(37)	141,015	88,316	(37)
Other Deferred Assets	0	0	0	0	0	0
Income Tax Paid	(369,657)	(414,366)	12	(369,657)	(414,366)	12
Income Tax on dividends	0	0	0	0	0	0
Trade Accounts Payable	147,294	132,270	(10)	147,294	132,270	(10)
Accrued Expenses and Others Payables	0	0	0	0	0	0
Long Term Liabilities	0	0	0	0	0	0
Net Cash Flow Provided by Operating Activities	**965,787**	**999,363**	**3**	**965,787**	**999,363**	**3**
Investing Activities						
Investments in Associates	0	0	0	0	0	0
Loans granted to Associates	0	0	0	0	0	0
Loans repaid by Associates	0	0	0	0	0	0
Investments in Machinery, Furniture and Equipment, net	(153,631)	(156,733)	2	(153,631)	(156,733)	2
Investments in Rights to Use Airport Facilities	0	0	0	0	0	0
Investments in Construction in Process	0	0	0	0	0	0
Investments in Others	0	0	0	0	0	0
Interest Income	37,168	18,820	(49)	37,168	18,820	(49)
Net Cash Flow Provided by Investing Activities	**(116,463)**	**(137,913)**	**18**	**(116,463)**	**(137,913)**	**18**
Excess Cash to Use in Financing Activities:	**849,324**	**861,450**	**1**	**849,324**	**861,450**	**1**

ASUR 1Q16, Page 14 of 14

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 26, 2016